Item 27. Exhibit (d)(1)

[Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448 www.PacificLife.com]

READ YOUR CONTRACT CAREFULLY

This is a legal contract between you (the “Owner”) and Pacific Life Insurance Company, a stock company.

We agree to pay the benefits provided under this Contract, subject to its provisions. We have issued this Contract in consideration of the Application and payment of the Purchase Payments received.

BENEFITS AND VALUES PROVIDED UNDER THE INDEX-LINKED OPTIONS ARE VARIABLE, MAY INCREASE OR DECREASE, AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT. Index-linked Option CREDIT, IF ANY, is credited on the Contract Anniversary at the end of the Index term, which may be other than annually.

THERE IS A RISK OF LOSS AND THE LOSS MAY BE GREATER IF WITHDRAWAL, DEATH, ANNUITIZATION, OR SURRENDER OCCURS BEFORE THE END OF AN INDEX TERM. GAINS MAY BE LIMITED AND ARE NOT GUARANTEED. THE INTERIM VALUE MAY REFLECT A NEGATIVE RETURN EVEN IF THE INDEX INCREASES, MAY REFLECT A POSITIVE RETURN EVEN IF THE INDEX DECREASES, AND MAY BE LOWER THAN THE AMOUNT AVAILABLE AT THE END OF THE INDEX TERM. WHILE THE CONTRACT VALUES MAY BE AFFECTED BY AN EXTERNAL INDEX, THE CONTRACT DOES NOT DIRECTLY PARTICIPATE IN ANY STOCK OR EQUITY INVESTMENTS. THE DETAILS OF THE INDEX-LINKED OPTIONS APPEAR IN THE RIDER(S) ADDED TO THIS CONTRACT.

THERE IS A WITHDRAWAL CHARGE APPLICABLE TO YOUR CONTRACT. PLEASE REVIEW YOUR CONTRACT SPECIFICATIONS PAGE AND THE CHARGES, FEES, AND DEDUCTIONS PROVISIONS CAREFULLY.

Right to Cancel – [You may return this Contract within ten (10) days, or thirty (30) days if a replacement, of receipt. To do so, send it to us or to the Financial Professional who sold it to you. No Withdrawal Charge will be imposed, and we will refund the Purchase Payments less Withdrawals or the Contract Value if a replacement as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.]

Signed for the Company at Newport Beach, California, to be effective as of the Contract Date.

PACIFIC LIFE INSURANCE COMPANY

[

President and Chief Executive Officer	Secretary]

INDIVIDUAL LIMITED PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT WITH INDEX-LINKED OPTIONS

Investment Experience Reflected in Benefits - Variable Accumulation Before Annuity Date - Withdrawal Charges Waived in Specific Instances - Market Value Adjustment - Annuities Payable in Fixed Dollar Amounts - Death Benefit Amount Payable Before Annuity Date

Non-Participating

10-1900

TABLE OF CONTENTS

PAGE

CONTRACT SPECIFICATIONS	3

DEFINITION OF TERMS	4

GENERAL PROVISIONS	6

PURCHASE PAYMENT PROVISIONS	8

FIXED ACCOUNT OPTION INTEREST CREDITING PROVISIONS	8

CONTRACT VALUE PROVISIONS	8

CHARGES, FEES, AND DEDUCTIONS PROVISIONS	9

TRANSFER PROVISIONS	10

PAGE

WITHDRAWAL PROVISIONS	10

FIXED ACCOUNT OPTION GUARANTEED MINIMUM SURRENDER VALUE	11

BENEFICIARY PROVISIONS	11

DEATH BENEFIT PROVISIONS	12

ANNUITY PROVISIONS	14

ANNUITY OPTION PROVISIONS	15

ANNUITY OPTION TABLES	16

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DEFINITION OF TERMS

Address on Record – Your last known address and/or the last known address of record. An Address on Record includes a valid mailing address and may include e-mail addresses. It is your responsibility to inform us of any change to the Address on Record. You may not receive important communications if you fail to provide us a valid mailing address.

Age – The actual age of the Contract Owner(s) and/or Annuitant(s).

Annuitant, Joint Annuitant and Contingent Annuitant – The person whose life expectancy is used to calculate annuity payments. The primary Annuitant is the person on the Contract whose life determines the timing or amount of annuity payments. The term Annuitant also includes the Joint Annuitant. If you add a Joint or Contingent Annuitant, "Annuitant" means the sole surviving Annuitant, unless otherwise stated. The Contingent Annuitant is the person that becomes the Annuitant if the Annuitant dies before the Annuity Date.

Annuity Date (“Annuity Start Date”) – The date annuity payments are scheduled to begin, unless later changed by you.

Annuity Options – Payment options available upon converting the contract to Annuity payments.

Beneficiary and Contingent Beneficiary – The person(s) or entity(ies) designated to receive any Death Benefit or annuity benefits that may become payable. In the event the primary Beneficiary pre-deceases the Contingent Beneficiary, they will receive any benefits per the Line of Succession provision.

Business Day – Any day on which both the New York Stock Exchange is open for trading and our Service Centers are open. If any transaction or event under this Contract is scheduled to occur on a day that does not exist in a given calendar period, or on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day, unless otherwise stated.

Calendar Year – A one-year period beginning January 1 and ending December 31.

Code – The Internal Revenue Code of 1986, as amended.

Contract Anniversary – The anniversary of the Contract Date occurring each year the Contract remains active.

Contract Date – The date we issued this Contract. Contract years and Contract Anniversaries are measured from the Contract Date.

Contract Value – The Contract Value is equal to the sum of the Fixed Account Option Value and the Index- Linked Option(s) Value(s).

Crediting Strategy – Method of determining the amount of positive interest, if any, credited to your Index-Linked Option Value for each Index Term.

Fixed Account Option – An Interest Crediting Option to which Purchase Payments and Transfers may be allocated.

Fixed Account Option Value – The value of the amount allocated to the Fixed Account Option plus interest credited daily at the Fixed Account Option Guaranteed Rate.

Fixed Account Option Guaranteed Rate – The annual rate of interest that we declare from time to time for the Fixed Account Option and which is accrued daily. The Fixed Account Option Guaranteed Rate will be declared on each Contract Anniversary and will never be less than the Minimum Guaranteed Interest Rate for the Fixed Account Option.

Full Withdrawal Value – The amount payable to you if the Contract is terminated before the Annuity Date. The Full Withdrawal Value is the Contract Value, adjusted for any applicable Withdrawal Charge, Market Value Adjustment, premium taxes and/or other taxes, and if applicable, pro rata rider charges.

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Fixed Account Minimum Value – The minimum value you will receive from the Fixed Account Option upon full surrender of the Contract, death or annuitization. The Fixed Account Minimum Value equals the Guaranteed Minimum Surrender Value Percentage multiplied by your Purchase Payments allocated to, or transferred into, the Fixed Account Option, less any prior partial Withdrawals and Transfers from the Fixed Account Option, accumulated with interest using the applicable Nonforfeiture Rate on the Contract Specifications.

Index – Refers to the Index(es) or exchange traded fund(s) shown in each Index-Linked Option Rider and used to determine any Index-Linked Option Credit that is credited to an Index-Linked Option on the Contract Anniversary, corresponding to the Index Term End Date. If an Index is discontinued or if the calculation of an Index is substantially changed, we will substitute an alternative Index, as approved by state insurance department, and notify you in writing.

Index-Linked Option – An Interest Crediting Option to which Purchase Payments and Transfers may be allocated. Each Index-Linked Option varies by Crediting Strategy, Protection Level, Index, and Index Term where applicable. The Index-Linked Options available under the Contract are added by Riders attached to this Contract and are listed in the Contract Specifications. We may cease to offer a specific Index-Linked Option or cease to accept Transfers to a specific Index-Linked Option at any time; and will notify you in writing. Allocation of each Subsequent Purchase Payment after the Contract Date results in a separate Index-Linked Option segment that has its own Index Term, with an Index Term Start Date as of the date that each Subsequent Purchase Payment is received and the same Index Term End Date as if the allocation had occurred on the Contract Date.

Index-Linked Option Credit – The amount of interest credited to an Index-Linked Option. The amount may be positive, negative or equal to zero. On the Index Term End Date, we will calculate the Index-Linked Option Credit that will be credited to the Index-Linked Option.

Index Term – A period used to measure the change in Index prices for each Index-Linked Option. On the Index Term End Date, we credit Index-Linked Option Credit. The initial Index Term for an Index-Linked Option begins on the Contract Date, or in the case of a subsequent additional Purchase Payment, the date each Purchase Payment was applied to the Contract. Subsequent Index Terms begin on a Contract Anniversary after the end of the prior Index Term. The duration of each Index-Linked Option’s Index Term is shown in the Rider(s). The Index Term ends on a Contract Anniversary.

Interest Crediting Option – The Fixed Account Option or any Index-Linked Options offered under the Contract by Rider.

Interim Value – The value of an Index-Linked Option in which you invest on any date other than the Term Start Date or Term End Date. The Interim Value (as described in each Index-Linked Option Rider) is calculated separately for each Index-Linked Option based on the market value of hypothetical derivatives supporting the Index-Linked Option. The Interim Value is used when a partial or full Withdrawal, Death Benefit payment, or Annuitization occurs between an Index Term Start Date and the Index Term End Date.

Market Value Adjustment (“MVA”) – As described in the Market Value Adjustment Rider, a full or partial Withdrawal, before the end of the MVA Term, may be adjusted upward or downward by an applicable Market Value Adjustment. The Market Value Adjustment is applied to the gross Withdrawal amount prior to deduction of any applicable Withdrawal Charges, premium taxes and/or other taxes.

Market Value Adjustment Term (“MVA Term”) – The period set on the Contract Date when Market Value Adjustment may apply to a full or partial Withdrawal, or any subsequent such period if elected by you. At the end of an MVA Term you will have the option to elect another MVA term. If you do not elect another MVA Term, it will not renew and Withdrawals will no longer be subject to a Market Value Adjustment.

Non-Natural Owner – A corporation or other entity with ownership rights under this Contract.

Non-Qualified Contract – A Contract other than a Qualified Contract that is purchased with after-tax funds.

Notice Date – The day we receive proof of death and Instructions for the Death Benefit payment in a form satisfactory to us.

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Owner and Joint Owner – The person(s) or entity with all rights to this Contract. If Joint Owners are named, all references to Owner means both Owners.

Pro-Rata Reduction – The reduction percentage that is calculated at the time of a Withdrawal by dividing the amount of each Withdrawal (including any applicable taxes or Withdrawal Charges but excluding any applicable MVA) by the Contract Value immediately prior to the Withdrawal.

Protection Level – The Protection Level provides limited protection to your Index-Linked Option Value against negative Index returns.

Purchase Payment(s) – The amount of money paid to fund the Contract.

Qualified Contract – A Contract that qualifies under the Code as an individual retirement annuity ("IRA") or a Contract purchased under a Qualified Plan that qualifies for special tax treatment under the Code.

Qualified Plan – A retirement plan that receives favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Code.

Service Center(s) – Is the office that administers your Contract. The mailing address of the Service Center at the time you applied for this Contract is shown in the Contract Specifications. We will notify you if the address changes.

Spouse – The Owner’s Spouse or the individual who is treated as the Owner’s Spouse pursuant to federal law.

We, Us, Our and the Company – Refers to Pacific Life Insurance Company.

You and Your – The Owner(s) of this Contract.

GENERAL PROVISIONS

Annuity Tax Qualification – This Contract is intended to qualify as an annuity contract for federal income tax purposes. The Contract is interpreted and administered to ensure or maintain such tax qualification.

Assignment – If your Contract is Non-Qualified, you may request to assign all rights and benefits under this Contract by providing us with Instructions. Any request to assign or transfer rights under this Contract is subject to our consent and approval. We may refuse to consent to Assignments at any time on a non-discriminatory basis. We will not consent if the Assignment would violate or result in non-compliance with any applicable state or federal law or regulation. Upon our consent, unless otherwise specified by you, the Assignment is effective on the date the notice is signed, subject to any payments made or actions taken by us prior to our receipt of the notice. We are not responsible for the validity of any Assignment. If the Contract is absolutely assigned, the assignee becomes the Owner. Prior to requesting an Assignment, you should consult with your tax adviser to determine the tax consequences.

Basis of Values – A detailed statement showing how values are determined has been filed in accordance with the State Insurance Departments. All values are at least equal to those required by the laws of the state in which this Contract is delivered.

Claims of Creditors – The Contract Value and other benefits under this Contract are exempt from the claims of creditors to the extent permitted by law.

Contract Modifications – This Contract may be modified by the Company to maintain compliance with applicable state and federal law or Code requirements. Modifications to the Contract can only be made in writing by an authorized officer of the Company. You will be provided with notice of any change affecting your Contract.

Delay of Payments – Generally, we will pay any amounts due from the Contract within seven (7) days after our receipt of the request in Good Order. We may delay payments or Transfers for up to six (6) months after the requested effective date of the transaction, as permitted under applicable law. If payment is delayed, we will credit the delayed amount with any interest required by law.

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Entire Contract (“Contract”) – This Contract, the attached Application (if any), any Riders, Endorsements and signed amendments constitute the Entire Contract, and supersede any and all prior agreements, whether oral or written about the terms of this Contract and the Application. All statements made in the Application are representations and not warranties.

Good Order – The standard that we apply when we determine whether an Instruction is satisfactory. An Instruction will be considered in Good Order if it is received at our Service Center: in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such Instruction and complies with all relevant laws and regulations; on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and/or with any signatures and dates as we may require. We will notify you if an Instruction is not in Good Order.

Incontestability – We will not contest this Contract unless there was a material misrepresentation in the Application (if any) or, when permitted by applicable state law, where the Contract was procured through fraud. If we determine that the Application (if any) contains a material misrepresentation, we will rescind the Contract and return to you the Purchase Payments paid less any withdrawals taken. No Death Benefit will be paid. After the Contract has been in force for two years during the Annuitant’s (Owner’s) lifetime, this Contract cannot be contested except if the Contract was procured by fraud.

Minimum Benefits – The benefits under the Fixed Account Option are not less than the Minimum Benefits required by NAIC Standard Nonforfeiture Law for Individual Deferred Annuities, Model #805. Such benefits may be changed by transactions described in this Contract. The benefits under the Index-Linked Options are not less than the Minimum Benefits required by Section 7 of the NAIC Model Variable Annuity Regulation, Model #250. Such benefits may be changed by investment performance and partial or full Withdrawals.

Misstatement of Age and/or Sex – If the Age and/or sex of the Annuitant or Owner is incorrect, we will base any Death Benefit or annuity payments on the correct Age and/or sex. If annuity payments have started, we will deduct/add the amount of the overpayment/underpayments with interest as shown in the Contract Specifications, to future payments.

Non-Participating – This Contract is classified as a non-participating contract. It does not participate in our profits or surplus, and therefore no dividends are payable.

Ownership – You may exercise all rights available under this Contract without consent, except as otherwise required by law. If there are Joint Owners, both Owners must consent to changes. If your Contract is Non-Qualified, you may request to change Contract ownership at any time. Any request to change Contract Ownership under this Contract is subject to our consent and approval. We may refuse to consent to changes in Ownership at any time on a non-discriminatory basis. We will not consent if the change in Ownership would violate or result in non-compliance with any applicable state or federal law or regulation. Upon our consent, any allowable change in Owner will be effective on the date the request is signed or the date specified by you, subject to any payments made or actions taken by us prior to our receipt of the notice. The age of any named Owner on the Contract must be equal to or less than the Maximum Issue Age. A change in Ownership may impact benefits under the Contract. Consult with your tax adviser to determine the tax consequences of any Ownership change before taking any action.

Payments, Instructions and Requests – All Payments, Instructions and Requests must be received by us for processing. They must be received in a form satisfactory to us before market close of the New York Stock Exchange to be processed the same Business Day. Standard market close is 4pm Eastern, Monday through Friday. This excludes certain holidays where the market may be closed or closes early. If any transaction is requested for a day that does not exist in a given calendar month, it will occur on the last day of such month. We will not be liable for any loss, liability, or cost for processing Instructions or requests submitted to us that we reasonably believe to be genuine.

Proof of Life or Death – We may require proof of life or death for any person whose life or death determines any benefits under this Contract.

Reports to Owner(s) – Each year prior to the Annuity Date, we will provide a report with the beginning and ending dates, the Contract Value, the transactions by type, the cash surrender value and Death Benefit Amount, if any, at the end of the current report period. The report shall provide current information as of a date not more than four months prior to the date of mailing. Additional reports are available upon request at no charge.

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Withholding Taxes – We will withhold any taxes required by federal and state law from the Contract unless you or the payee provides alternate Instructions allowable under the withholding rules.

Separate Account – The Company holds certain investments supporting the assets allocated to the Index-Linked Options in a non-insulated, non-unitized Separate Account. The Separate Account is established pursuant to the laws of the Company's domiciliary state solely for the purpose of supporting obligations under the Contract. You do not directly participate in the performance of assets held in the Separate Account; and do not have any direct claim on them. Assets of the Separate Account are chargeable with the claims of any of the Company's contract owners as well as the Company's creditors and are subject to the liabilities arising out of any other business the Company conducts. The Separate Account is not registered under the Investment Company Act of 1940.

PURCHASE PAYMENT PROVISIONS

Initial Purchase Payment – This Contract will not be in force until we receive the Initial Purchase Payment and completed Application, if any, in Good Order.

Subsequent Purchase Payments – Any Subsequent Purchase Payments must be received within the allowable Number of Days to Receive Subsequent Purchase Payments from Pacific Life Initiated Transfers shown on the Contract Specifications page. A single Purchase Payment or the aggregate of all Purchase Payments may not exceed the Maximum Aggregate Purchase Payment Amount without Pacific Life Home Office Approval. The aggregate Purchase Payments are based on all the Contracts for which you are either Owner and/or Annuitant.

Purchase Payment Allocation – You may allocate all or part of your Purchase Payments to one or more of the Interest Crediting Options available under this Contract or by Rider or Endorsement. Each Subsequent Purchase Payments will be allocated according to the same allocation as the Initial Purchase Payment. Each Subsequent Purchase Payment allocated to an Index-Linked Option has separate Index-Linked Option Values from allocations of the Initial Purchase Payment and any other Subsequent Purchase Payment.

FIXED ACCOUNT OPTION INTEREST CREDITING PROVISIONS

Interest Rates – The rates at which interest will be credited to the Fixed Account Option.

On each subsequent Contract Anniversary, we will declare the renewal interest rates that the Fixed Account Option will be credited throughout the year. These renewal interest rates may vary on each Contract Anniversary. Each rate will be guaranteed for one Contract Year and be effective on the Contract Anniversary. Any guaranteed rate for the Fixed Account Option will never be less than the Minimum Guaranteed Interest Rate for the Fixed Account Option.

Crediting Interest – Interest will be credited daily to the Fixed Account Option. We will stop crediting interest on that portion of the Fixed Account Option Value that is transferred, withdrawn, or applied to provide annuity payments, including any:

•	Withdrawal Charge, if applicable;
•	MVA, if applicable; and
•	Charges for premium taxes and/or other taxes.

CONTRACT VALUE PROVISIONS

Contract Value – The Contract Value as of the end of any Business Day is the sum of:

•	The Fixed Account Option Value; and
•	The Index-Linked Option Values.

We generally determine values on each Business Day.

Fixed Account Option Value – The Fixed Account Option Value on any day is the Fixed Account Option Value as of the prior day, increased by any additions to the Fixed Account Option on that day as a result of any:

•	Crediting Interest;
•	Purchase Payments received by us and allocated to the Fixed Account Option; and
•	Transfers allocated to the Fixed Account Option;

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and decreased by any deductions from the Fixed Account Option on that day as a result of any:

•	Transfers from the Fixed Account Option;
•	Withdrawals, including any applicable Withdrawal Charge and/or MVA;
•	Annual charges for expenses relating to any optional benefit riders attached to the Contract, if applicable; and
•	Charges for premium taxes and/or other taxes.

Upon full surrender of the Contract, death or annuitization, the Fixed Account Option Value will be the greater of the calculation above or the Fixed Account Minimum Value.

Index-Linked Option Value – The Index-Linked Option Value for an Index-Linked Option on any day is determined in accordance with its respective Index-Linked Option Rider.

CHARGES, FEES, AND DEDUCTIONS PROVISIONS

Premium Taxes – From the Contract Value, we will deduct a charge for any taxes we pay that are attributable to Purchase Payments or Withdrawals. Such taxes may include, but are not limited to: any federal, state or local premium or retaliatory taxes; and any federal, state or local income, excise, business or any other type of tax (or component thereof), measured by or based upon, directly or indirectly, the amount of Purchase Payments we receive from you. We will normally deduct this charge upon annuitization. However, we may impose this charge on any Withdrawal, at the time any Death Benefit is paid, when the taxes are incurred or when we pay the taxes. We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Purchase Payments we receive under the Contract; or any other amount that, we deem appropriately reimburses us for Premium Taxes paid on this Contract.

Withdrawal Charge – Withdrawals from the Contract Value are subject to a Withdrawal Charge, if applicable. This charge may apply to amounts withdrawn under the Contract prior to the Annuity Date, depending on which Contract Year the Withdrawal is made in.

We will not apply the Withdrawal Charge on:

•	Withdrawals as defined under the “Free Withdrawals” section;
•	[Compliant Withdrawals under any available guaranteed minimum withdrawal benefit rider, if elected;]
•	Distributions resulting from the death of the first Owner, except as provided under the Death of Owner provision for certain Non-Natural Owners;
•	Annuitization after the first Contract Year, if the Contract is annuitized with us;
•	[Withdrawals after ninety (90) days from the Contract Date if the Owner, or Annuitant in the case of a Non- Natural Owner, has been confined to an accredited nursing home for thirty (30) days or more and was not confined to a nursing home on the Contract Date. This is referred to as a Nursing Home Confinement Waiver in the Contract Specifications. If this Contract is terminated in accordance with its provisions, the termination shall not prejudice this waiver of Withdrawal Charge while it is in force;]
•	Withdrawals that meet required minimum distributions for Qualified Contracts as they apply to amounts held under the Contract, provided that you are enrolled in our required minimum distribution program. Withdrawal Charges are not waived on Qualified Contracts that are Inherited IRA contracts; or
•	[Withdrawals after the first Contract Anniversary, if the Owner, or Annuitant in the case of a Non- Natural Owner, has been diagnosed on or after the Contract Date as having a medically determinable condition that results in a life expectancy of twelve (12) months or less and we are provided with required medical evidence satisfactory to us. This is referred to as a Terminal Illness Waiver in the Contract Specifications. If this Contract is terminated in accordance with its provisions, the termination shall not prejudice this waiver of Withdrawal Charge while it is in force.]

The request to waive the Withdrawal Charge must be in writing and include required medical evidence, if applicable. If the request to waive the Withdrawal Charge is denied by us, the Withdrawal request shall not be processed until the Owner is notified of the denial and provided with the opportunity to accept or reject the Withdrawal request, including any Withdrawal Charges.

Amount of Withdrawal Charge – The amount depends on how long the Purchase Payments are held under this Contract. Each Purchase Payment you make is considered to have an “age,” depending on the length of time since the Business Day that Purchase Payment was effective.

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A Purchase Payment is “age one” from the Business Day it was effective until the next Contract Anniversary and increases in “age” on that and each succeeding Contract Anniversary. When you withdraw an amount, the “age” of any Purchase Payment you withdraw determines the Withdrawal Charge Percentage.

For purposes of calculating the Withdrawal Charge, amounts withdrawn will be taken from Purchase Payments first and in the order the Purchase Payments were received. The Withdrawal Charge will be deducted proportionately from each Interest Crediting Option selected for Withdrawal.

TRANSFER PROVISIONS

Transfers – You may, on or before the Annuity Date and subject to the requirements and restrictions described in this section, Transfer the value in any Interest Crediting Option among other currently available Interest Crediting Options, while the Contract is active.

Transfers between any Interest Crediting Option must take place on a Contract Anniversary. The following conditions also apply to these Transfers:

•	Transfers into or out of available Interest Crediting Options are only permitted at the end of a corresponding Index Term or Fixed Account term.

Transfers between the Interest Crediting Options will normally be effective on the Contract Anniversary, provided the Transfer request is received in Good Order at our Service Center by market close on the Contract Anniversary.

Unless you instruct us otherwise, we will automatically Transfer the Index-Linked Option Value of an expiring Index Term into a new Index Term under the same Index-Linked Option.

If the same Index-Linked Option is not available, the Index-Linked Option Value will be transferred to the Fixed Account Option.

[At the end of a 6-year Index Term, if you do not elect a new MVA Term or the same 6-year Index-Linked Option is not available, and you do not instruct us otherwise, the Index-Linked Option Value will be transferred to the corresponding 1-Year Index-Linked Option. If the corresponding 1-year Index-Linked Option is not available, then the Index-Linked Option Value will be transferred to the Fixed Account Option.]

WITHDRAWAL PROVISIONS

Withdrawal(s) – On or before the Annuity Date, you may and subject to the requirements and restrictions described in this section, withdraw all or a portion of the Contract Value, while the Owner, or Annuitant in the case of a Non-Natural Owner, is living and the Contract is active.

You may specify that the Withdrawal be taken from a specific Interest Crediting Option(s) or proportionally from all Interest Crediting Options. If your request does not specify the Interest Crediting Option(s) from which the Withdrawal is to be made, the Withdrawal will be taken pro rata from all Interest Crediting Options relative to the Contract Value in each option. Withdrawals from an Index-Linked Option into which the Initial Purchase Payment and/or Subsequent Purchase Payments have been allocated, will be processed based on the order the Purchase Payments were received. Note that no Index-Linked Option Credit will be earned or credited on Withdrawals prior to the end of an Index Term.

Minimum Withdrawal Amount – The minimum amounts that may be withdrawn from your Contract are shown in the Contract Specifications.

If any Withdrawal reduces the Contract Value to an amount less than or equal to the Minimum Contract Value to Avoid Contract Termination, shown in the Contract Specifications, we may terminate the Contract and pay you the Withdrawal proceeds (see Full Withdrawal provision). We will not terminate the Contract for this reason if you own an optional guaranteed minimum withdrawal benefit rider.

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Amount Available for Withdrawal – The amount available for Withdrawal is the Contract Value as of the end of the day on which the Withdrawal request is effective, less any applicable:

•	Withdrawal Charge;
•	Market Value Adjustment, if applicable;
•	Charges for expenses relating to any Riders attached to the Contract, if applicable; and
•	Charges for premium taxes and/or other taxes.

The amount we send you (the "Withdrawal proceeds") will also reflect any required or requested federal and/or state income tax withholding.

Free Withdrawals (“Free Withdrawal Amount”) – During a Contract Year, you may withdraw free of Withdrawal Charge and applicable Market Value Adjustment, the Free Withdrawal Amount.

The Free Withdrawal Amount:

•	For Each Contract Year during the Withdrawal Charge Period is the Free Withdrawal Percentage multiplied by your Total Purchase Payments; and
•	For Each Contract Year during any subsequent MVA Term is the Free Withdrawal Percentage multiplied by the Contract Value on the Contract Anniversary corresponding to the start of an MVA Term.

Any portion of the Free Withdrawal Amount not withdrawn during a Contract Year may not be carried over to the next Contract Year.

Full Withdrawal – You may, on or before the Annuity Date, make a Full Withdrawal under this Contract for its Withdrawal proceeds, while the Owner or Annuitant in the case of a Non-Natural Owner, is living and the Contract is active. A Full Withdrawal will terminate the Contract and we will have no further obligations under the Contract.

FIXED ACCOUNT OPTION GUARANTEED MINIMUM SURRENDER VALUE

The Nonforfeiture Rate is used to calculate the Fixed Account Minimum Value. The Initial Nonforfeiture Rate is set on the Contract Date and is guaranteed for the length of the initial MVA Term. After the initial MVA Term, if a new MVA Term is elected the Nonforfeiture Rate will be redetermined and guaranteed for the MVA Term. If a new MVA Term is not elected the Nonforfeiture Rate will be redetermined annually. The redetermined Nonforfeiture Rate will be equal to the applicable Nonforfeiture Rate that is effective on the Contract Anniversary at the time of redetermination.

The applicable Nonforfeiture Rate for the Fixed Account Option is determined annually and becomes effective on the first day of September of each calendar year. The basis for calculating the rate is the average daily value of the five-year Constant Maturity Treasury Rate during the month of June, rounded to the nearest 0.05%, and reduced by 1.25%. This rate will always be greater than or equal to 1.00% and will not exceed 3.00%.

BENEFICIARY PROVISIONS

Designation of Beneficiary – The person(s) or entity(ies) you name who may receive Death Benefit proceeds, or remaining annuity payments after the Annuity Date, according to the Line of Succession outlined under the Death Benefit Provisions. You may name multiple Beneficiaries who will share the Death Benefit Amount (or any remaining annuity payments). If any Beneficiary predeceases the Annuitant or Owner, that Beneficiary's portion will go to the other named Beneficiaries, according to their respective interests, unless otherwise specified by you. If the Beneficiary is a trust, we will neither be responsible for verifying a trustee's right to receive any Death Benefit Amount, nor for how the trustee disposes of any Death Benefit Amount. If we receive proper notice that the trust is not in effect prior to the Death Benefit payment, then the Death Benefit Amount will be paid to the Contingent Beneficiary, if living; if not, to the Owner’s estate.

Change of Beneficiary – You may change Beneficiaries subject to the terms of any Assignment, at any time prior to the death of the Annuitant or Owner, by submitting a request to us. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries. Unless otherwise specified by you, any Beneficiary change will take effect on the date the change request is signed by you, subject to any payments made or actions taken by us prior to receipt of the notice.

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DEATH BENEFIT PROVISIONS

DEFINITION OF TERMS

Add-In Amount – The amount added by us, if applicable, to the Contract Value on the Notice Date to set the Contract Value equal to the death benefit proceeds that would have been payable to the Spouse as the deemed designated recipient of the death benefit.

Total Adjusted Purchase Payments – The sum of all Purchase Payments made to the Contract, reduced by a Pro-Rata Reduction for each prior Withdrawal. This amount may be adjusted if there is a change of Owner.

DEATH OF FIRST OWNER (OR FIRST ANNUITANT IF NON-NATURAL OWNER) BEFORE THE ANNUITY DATE

Death Benefit Amount – The Death Benefit Amount depends upon the Age of the Owner (or Annuitant if non-natural Owner) on the Contract Date, as follows:

If the oldest Owner’s Age (or oldest Annuitant’s Age if non-natural Owner) on the Contract Date is age 80 or younger, the Death Benefit Amount as of any day prior to the Annuity Date is equal to the greater of:

1.	The Contract Value as of the Notice Date; or
2.	The Total Adjusted Purchase Payments as of the Notice Date.

Change of Owner – If there is a change of Owner:

•	To someone other than the Owner’s Spouse; or
•	To a Trust or Non-Natural Entity where the Owner and Annuitant are not the same person prior to the change; or
•	If an Owner is added that is not a Spouse of the Owner, the Total Adjusted Purchase Payments on the effective date of the change of Owner (the “Change Date”) will be reset to equal the lesser of:
1.	The Contract Value as of the Change Date; or
2.	Total Adjusted Purchase Payments as of the Change Date.

Additionally, after the Change Date the Total Adjusted Purchase Payments.

•	Will be increased by any Purchase Payments made after the Change Date; and
•	Will be reduced by any Pro-Rata Reduction for Withdrawals made after the Change Date.

A change of Owner may only be elected if the Age of any new Owner is age 80 or younger on the Change Date.

If any Owner’s Age (or any Annuitant’s Age if non-natural Owner) on the Contract Date is over age 80, the Death Benefit Amount as of any day prior to the Annuity Date is equal to the Contract Value as of the Notice Date.

Death Benefit – A Death Benefit will be payable as described below if the first Owner (or any Annuitant in the case of a Non-Natural Owner) dies while this Contract is active.

The Death Benefit proceeds will be payable on the Notice Date. The proceeds will equal the Death Benefit Amount reduced by any charges for Premium Taxes and/or other taxes if proceeds are used to purchase an Annuity Option from us.

These proceeds may be payable in a lump sum, as Periodic Payments under an Annuity Option available, or in accordance with the Code (see Death of Owner Distribution Rules Before the Annuity Date provision).

Interest on Death Benefit – Payment of the Death Benefit amount will be made within eight (8) days following the Notice Date. If state law requires the payment of interest on Death Benefit payments, we will pay interest as required by state law.

10-1900	12

Line of Succession – We will pay the Death Benefit proceeds to the first among the following who is:

•	Living; or
•	An entity entitled to receive such proceeds:
1.	The Owner;
2.	The Joint Owner;
3.	The Beneficiary; or
4.	The Contingent Beneficiary.

If none are living (or if there is no entity entitled to receive the Death Benefit proceeds) on the date of the death, we will pay the proceeds to the Owner’s estate.

If the Joint Owner is living at the time of the Owner’s death but dies prior to the claim being paid, the proceeds will be paid to the Beneficiary.

If the Beneficiary and Contingent Beneficiary predecease the Owner, the proceeds will be paid to the Owner’s estate.

If the Beneficiary or Contingent Beneficiary is living at the time of the Owner’s death but dies prior to the claim being paid, the proceeds will be paid to the Beneficiary or Contingent Beneficiary’s estate.

If there are multiple Beneficiaries, the Death Benefit Amount will be calculated when we receive proof of death and Instructions, in a form satisfactory to us, from any Beneficiary. Any Death Benefit Amount remaining to be paid to any other Beneficiary will be invested in the Fixed Account Option and earn at least the Minimum Guaranteed Interest Rate for the Fixed Account Option.

Death of Annuitant – If an Annuitant dies and there is a surviving Joint or Contingent Annuitant, the surviving Joint or Contingent Annuitant becomes the sole Annuitant. If there is no surviving Joint or Contingent Annuitant, the youngest Owner becomes the Annuitant, provided that the Owner is a natural person.

DEATH OF OWNER DISTRIBUTION RULES BEFORE THE ANNUITY DATE

The following rules determine when a distribution must be made under this Contract. These rules do not affect our determination of the Death Benefit Amount payable or distribution proceeds. If there is more than one Owner, these rules apply on the date the first of these Joint Owners die.

If any Owner dies, the designated recipient may elect to receive the Death Benefit proceeds:

•	In a lump sum payment;
•	Within five (5) years following the Owner’s death; or
•	In the form of an annuity for life or over a period that does not exceed the life expectancy of the designated recipient, with annuity payments starting within one (1) year after the Owner’s death.

Unless otherwise required by law, an election to receive an annuity must be made within required time frames, or the payment will be made as a lump sum.

For Non-Qualified, Traditional IRA and Roth IRA contracts, the Owner may designate that the Beneficiary is to receive the Death Benefit proceeds either through a lump sum, an annuity for life or over a period that does not exceed the life expectancy of the Beneficiary. Options for Qualified Contracts may differ based on tax laws for different types of Beneficiaries. The Instructions must be received by us and may only be changed by the Owner. Upon death of the Owner, the Beneficiary cannot change the Owner’s Instructions regarding the Death Benefit proceeds.

This Contract incorporates all applicable provisions of Code Section 72(s) and any successor provision to qualify this Contract as an annuity contract for federal income tax purposes, including the requirement that, if the Owner dies before the Annuity Date, any Death Benefit proceeds under this Contract shall be distributed within five (5) years of the Owner’s death (or such other period that we offer and that is permitted under the Code).

These Death of Owner Distribution Rules Before the Annuity Date do not apply to Qualified Contracts issued under Qualified Plans as defined in Section 401, 403, 408, 408A, or 457 of the Code or to an annuity that is a qualified funding asset as defined in Code Section 130(d) (but without regard to whether there is a qualified Assignment).

10-1900	13

SPOUSAL CONTINUATION

On the Notice Date, if the Spouse of the deceased Owner is the sole surviving Beneficiary, or is the sole surviving Joint Owner, and has an unrestricted right to receive the Death Benefit proceeds in a lump sum, the Spouse may choose to continue this Contract as the Owner when we receive Instructions within required time frames. If the Spouse chooses to continue this Contract as the Owner, on the Notice Date, we will set the Contract Value to be equal to the Death Benefit Amount that would have been payable to the Spouse as the Beneficiary. The amount that the Death Benefit Amount exceeds the Contract Value will be added to the Contract Value allocated to the Fixed Account Option in the form of the Add-In Amount on the Notice Date. The existing allocations will remain in the same Interest Crediting Option(s). The Spouse may Transfer to other Interest Crediting Options at the end of the corresponding term.

DEATH ON OR AFTER THE ANNUITY DATE

Death of Owner – If an Owner, who is not the Annuitant, dies and there are remaining annuity payments, payments will continue, and the Owner’s Contract rights will transfer per the Line of Succession provision.

Death of Annuitant – If the Annuitant dies and a joint Annuity Option was selected, the annuitization payments will be based on the life of the Joint Annuitant. If a Period Certain Annuitization Option was chosen and the Annuitant dies before the guaranteed annuitization payments are completed, we will pay the remainder of the guaranteed payments per the Line of Succession provision. If Life with Period Certain Annuity Option was chosen, after the guaranteed payments under the Period Certain have been paid, payments will stop when the Annuitant dies. If Life with Cash Refund Option was chosen and the total amount of annuity payments is less than the amount annuitized, a lump sum amount (equal to the amount annuitized less total annuity payments paid) will be paid. If Life with Installment Refund Option was chosen and the total amount of annuity payments is less than the amount annuitized, annuity payments will continue to be paid until the total amount of all annuity payments equals the amount annuitized.

ANNUITY PROVISIONS

Date Annuity Payments Begin – Annuity payments begin on the Annuity Date, if the Annuitant is living and the Contract is active. Once annuity payments begin, no changes can be made to the Annuity Option, no Subsequent Purchase Payments will be accepted, and no Withdrawals will be allowed.

Annuitant Requirements and Changes – The following apply:

•	All Annuitants must not exceed the Maximum Issue Age as of the Contract Date.
•	You may not change the primary or Joint Annuitant after the Contract Date.
•	If the Contract is owned by a Non-Natural Owner, you may not have a Contingent Annuitant.
•	You may add or change the Contingent Annuitant prior to the Annuity Date if the Contingent Annuitant is not the sole surviving Annuitant.
•	You may add a Joint Annuitant on the Annuity Date.

Minimum Amount – On the Annuity Date, if the Contract Value is less than the Minimum Annuitization Amount, the entire amount will be distributed in one lump sum. Regardless of the annuity payments frequency selected, the Minimum Annuity Payment Amount must be met. We reserve the right to reduce the frequency of payments or the Period Certain if the initial annuity payment is less than the Minimum Annuity Payment Amount. We reserve the right to pay the amount in a lump sum Withdrawal if no annuity benefit equals or exceeds the Minimum Annuity Payment Amount.

Annuity Date – Unless otherwise changed as provided below, the Annuity Date is shown in the Contract Specifications. We assigned the Annuity Date based on the Contract type chosen and the Annuitant’s Age. If there are Joint Annuitants, the Annuity Date is based on the younger Annuitant’s birthday.

The Annuity Date may be changed by providing proper notice to us at least ten (10) Business Days prior to the current or new Annuity Date, whichever is earlier. The new Annuity Date must be after the first Contract Anniversary and on or before the day the younger Annuitant reaches the Maximum Annuitization Age, or earlier as required by any applicable federal law or the Code. You may be subject to additional restrictions under your Qualified Plan. You should consult with your Qualified Plan administrator before you elect an Annuity Date.

10-1900	14

Default Annuity Option – If you have a Non-Qualified Contract and you do not choose an Annuity Date, it will be your Annuitant’s Maximum Annuitization Age or your younger Joint Annuitant’s Maximum Annuitization Age, whichever applies. If you have a Qualified Contract and you do not choose an Annuity Date, it will be your Annuitant’s Maximum Annuitization Age. However, some states’ laws or federal laws may require a different Annuity Date. Certain Qualified Contracts may require distributions at an earlier Age.

If you have not selected an Annuity Option at your Annuity Date, we will apply the sum of:

•	Index-Linked Option Value(s), plus
•	Fixed Account Option Value

Less charges for Premium Taxes and/or other taxes, if applicable, and this amount will be annuitized per the following:

•	Non-Qualified Contract – Your Annuity Option will be Life with a ten (10) year Period Certain.
•	Qualified Contract – Your Annuity Option will be Life with ten (10) year Period Certain, or a shorter Period Certain as may be required by federal regulation. If you are married, different requirements may apply. Please contact your plan administrator for further information, if applicable.

Application of Contract Value – On the Annuity Date, we will apply the sum of:

•	Index-Linked Option Value(s), plus
•	Fixed Account Option Value

Less any premium taxes or other taxes, if applicable.

Annuity benefits will not be less than what would have been provided by any single consideration immediate annuity offered by us at the Annuity Start Date for the same class of annuitants.

Amount of Payments – The first annuity payment amount depends on the Annuity Option, and payment frequency. If you do not choose the Period Certain Only Option, the amount will depend on the Age of the Annuitant(s), the Annuity Date, and the sex of the Annuitant(s), unless unisex factors apply.

Conversion to Current Rates – Annuity payments will be based on the greater of:

•	Our current income factors in effect for this Contract on the Annuity Date; or
•	Our guaranteed income factors set forth in this Contract.

The dollar amount of any annuity payments after the first payment is specified during the annuity payment period according to the provisions of the elected Annuity Option.

Periodic Payments – The first payment under the Annuity Options will be determined on the Annuity Date and will be made on the day following the Annuity Date.

Beneficiary Annuity Option – For a Beneficiary selecting an Annuity Option, the first payment will be on the first day of the calendar month, or earlier at our option, following the day we receive due proof of the death and Instructions regarding payment, (called the “Payment Start Date”), and any other required documentation. Subsequent annuity payments will be determined on the day in each payment period that corresponds to the Payment Start Date and will be made on the following day.

ANNUITY OPTION PROVISIONS

[Life Only – Periodic annuitization payments are made during the Annuitant’s life.]

[Joint and Survivor Life – Periodic annuitization payments are made for the greater of the primary and the secondary Annuitant’s life. Payments made based on the life of the secondary Annuitant may be elected in installments equal to 50%, 66 2/3% or 100% of the original payment amount payable during the life of the primary Annuitant. This option may be restricted for certain Qualified Contracts or Qualified Plans.]

[Period Certain Only – Periodic annuitization payments are made for the specified period*.]

[Life with Period Certain (Single/Joint) – Periodic annuitization payments are made for the greater of the Annuitant’s (both Annuitants for Joint) life and the specified period*.]

10-1900	15

[* You may choose to have annuitization payments guaranteed for a specified period of typically five (5) through thirty (30) years, subject to Annuity Option chosen. For Qualified Contracts, the period chosen cannot exceed the Annuitant’s life expectancy and/or a period certain not to exceed 10 years and this option may be restricted for certain Qualified Contracts or Qualified Plans.]

[Life with Cash Refund (Single/Joint) – Periodic annuitization payments are made during the Annuitant’s (both Primary and Joint Annuitants for Joint) life. When the Annuitant (both Primary and Joint Annuitants for Joint) dies, if the total amount of annuity payments made, is less than the amount annuitized, a lump sum of the difference between the amount annuitized and the amount paid out will be the death benefit paid to the designated recipient(s).]

[Life with Installment Refund (Single/Joint) – Periodic annuitization payments are made during the Annuitant’s (both Primary and Joint Annuitants for Joint) life. When the Annuitant (both Primary and Joint Annuitants for Joint) dies, if the total amount of annuity payments made, is less than the amount annuitized, annuity payments will continue to be paid to the designated recipient(s) until the total amount of all annuity payments equals the amount annuitized.]

All Annuity Options may not be available. Additional or alternative versions of the Annuity Options may become available in the future.

ANNUITY OPTION TABLES

Applicability of Rates – The Annuity Option Tables contained in the following pages illustrate the minimum guaranteed monthly income purchased per $1,000 of the net amount applied.

For some Qualified Plans and in some states, the use of sex-distinct income factors is prohibited. For those Qualified Plans, we use blended unisex income factors for Life Annuity Options for all Annuitants.

Basis of Computations – The actuarial basis for the Annuity Option Tables is the 2012 Individual Annuity Mortality Period Life Table with the ages set back ten (10) years with interest as shown in the Contract Specifications.

Rates Not Shown – Any rates and/or ages not shown in the tables contained in this Contract will be provided by the Company upon request.

Annuity benefits will not be less than those that would have been provided by the Application of an amount to purchase any single premium immediate annuity offered by us at the time annuity payments commence to the same class of Annuitants.

10-1900	16

ANNUITY TABLES

LIFE ONLY OR LIFE WITH GUARANTEED PERIOD CERTAIN OF 10 AND 20 YEARS

[

	Male at 1%			Female at 1%			Unisex at 1%
		Life with			Life with			Life with
		Guaranteed			Guaranteed			Guaranteed
	Life	Period Certain		Life	Period Certain		Life	Period Certain
Age	Only	10 Yr.	20 Yr.	Only	10 Yr.	20 Yr.	Only	10 Yr.	20 Yr.
30	1.77	1.77	1.77	1.71	1.71	1.71	1.74	1.74	1.74
35	1.87	1.87	1.87	1.81	1.81	1.81	1.84	1.84	1.84
40	2.00	1.99	1.99	1.92	1.92	1.92	1.96	1.96	1.95
45	2.14	2.14	2.13	2.06	2.05	2.05	2.10	2.10	2.09
50	2.32	2.32	2.30	2.22	2.22	2.21	2.27	2.27	2.26
55	2.54	2.54	2.51	2.42	2.41	2.40	2.48	2.48	2.46
60	2.82	2.81	2.76	2.67	2.66	2.63	2.74	2.74	2.70
65	3.17	3.15	3.05	2.98	2.97	2.91	3.08	3.06	2.98
70	3.62	3.58	3.40	3.39	3.36	3.24	3.51	3.47	3.32
75	4.23	4.13	3.78	3.93	3.87	3.62	4.08	4.00	3.70
80	5.07	4.87	4.15	4.66	4.53	4.01	4.87	4.70	4.09
85	6.31	5.81	4.42	5.73	5.40	4.33	6.02	5.61	4.38
90	8.20	6.89	4.55	7.35	6.45	4.51	7.78	6.68	4.54
95	11.14	7.86	4.59	9.85	7.50	4.58	10.49	7.69	4.58
100	15.74	8.45	4.59	13.53	8.25	4.59	14.62	8.36	4.59

JOINT AND 50% SURVIVOR LIFE

Male Age (Primary Annuitant)

		60	65	70	75	80	85	90	95	100
	60	2.59	2.79	2.99	3.21	3.46	3.73	4.01	4.29	4.56
	65	2.66	2.88	3.13	3.40	3.69	4.00	4.35	4.69	5.01
	70	2.71	2.97	3.26	3.58	3.93	4.33	4.74	5.17	5.56
Female Age	75	2.75	3.04	3.38	3.76	4.19	4.68	5.20	5.74	6.25
	80	2.78	3.09	3.46	3.91	4.44	5.06	5.74	6.44	7.12
	85	2.79	3.12	3.53	4.03	4.66	5.43	6.32	7.28	8.23
	90	2.81	3.14	3.57	4.12	4.83	5.76	6.90	8.23	9.60
	95	2.81	3.15	3.59	4.17	4.94	6.00	7.40	9.16	11.15
	100	2.82	3.16	3.61	4.20	5.00	6.15	7.75	9.92	12.61

Unisex Age (Primary Annuitant)

		60	65	70	75	80	85	90	95	100
	60 65	2.56 2.62	2.76 2.85	2.98 3.10	3.21 3.38	3.46 3.68	3.74 4.01	4.04 4.37	4.34 4.74	4.61 5.07
Unisex Age	70 75 80 85	2.66 2.69 2.71 2.73	2.92 2.98 3.02 3.04	3.22 3.32 3.39 3.44	3.55 3.71 3.84 3.93	3.92 4.15 4.37 4.56	4.32 4.66 5.01 5.33	4.76 5.21 5.72 6.26	5.21 5.79 6.48 7.29	5.63 6.33 7.20 8.30
	90 95 100	2.73 2.74 2.74	3.06 3.07 3.07	3.47 3.49 3.50	4.00 4.04 4.06	4.69 4.78 4.82	5.60 5.79 5.91	6.77 7.18 7.45	8.16 8.97 9.60	9.61 11.02 12.28

10-1900	17

JOINT AND 66 2/3% SURVIVOR LIFE

Male Age (Primary Annuitant)

		60	65	70	75	80	85	90	95	100
	60	2.52	2.68	2.83	2.98	3.13	3.28	3.43	3.56	3.68
	65	2.61	2.80	3.00	3.19	3.38	3.57	3.76	3.93	4.08
	70	2.68	2.91	3.16	3.41	3.66	3.91	4.16	4.38	4.58
Female Age	75	2.73	3.00	3.30	3.63	3.96	4.31	4.64	4.94	5.20
	80	2.76	3.06	3.41	3.82	4.27	4.74	5.21	5.65	6.02
	85	2.79	3.10	3.50	3.97	4.54	5.19	5.87	6.53	7.10
	90	2.80	3.13	3.55	4.08	4.75	5.59	6.56	7.57	8.50
	95	2.81	3.15	3.59	4.15	4.90	5.90	7.17	8.65	10.16
	100	2.81	3.16	3.60	4.19	4.98	6.09	7.61	9.57	11.82

Unisex Age (Primary Annuitant)

		60	65	70	75	80	85	90	95	100
	60 65	2.51 2.58	2.67 2.78	2.83 2.99	2.99 3.20	3.15 3.40	3.32 3.61	3.48 3.81	3.63 4.00	3.76 4.16
Unisex Age	70 75 80 85	2.64 2.68 2.70 2.72	2.88 2.95 3.00 3.03	3.13 3.26 3.35 3.42	3.40 3.60 3.76 3.89	3.68 3.96 4.23 4.46	3.95 4.33 4.74 5.14	4.22 4.70 5.26 5.88	4.47 5.04 5.74 6.61	4.68 5.32 6.16 7.25
	90 95 100	2.73 2.74 2.74	3.05 3.06 3.07	3.46 3.48 3.50	3.97 4.02 4.05	4.63 4.74 4.81	5.48 5.72 5.87	6.49 7.00 7.35	7.59 8.55 9.33	8.63 10.18 11.66

JOINT AND 100% SURVIVOR LIFE

Male Age (Primary Annuitant)

		60	65	70	75	80	85	90	95	100
	60	2.40	2.48	2.55	2.59	2.62	2.64	2.65	2.66	2.66
	65	2.51	2.65	2.76	2.84	2.90	2.93	2.96	2.97	2.98
	70	2.61	2.80	2.97	3.11	3.22	3.29	3.34	3.36	3.38
Female Age	75	2.68	2.92	3.16	3.38	3.58	3.72	3.81	3.87	3.90
	80	2.73	3.01	3.32	3.64	3.95	4.22	4.41	4.53	4.60
	85	2.77	3.07	3.44	3.85	4.31	4.76	5.14	5.41	5.57
	90	2.79	3.11	3.52	4.01	4.61	5.29	5.96	6.53	6.91
	95	2.80	3.14	3.57	4.11	4.81	5.71	6.74	7.78	8.63
	100	2.81	3.15	3.59	4.17	4.94	5.99	7.35	8.95	10.51

Unisex Age (Primary Annuitant)

		60	65	70	75	80	85	90	95	100
	60 65	2.40 2.51	2.51 2.65	2.58 2.78	2.64 2.88	2.68 2.96	2.71 3.01	2.72 3.04	2.73 3.06	2.74 3.07
Unisex Age	70 75 80 85	2.58 2.64 2.68 2.71	2.78 2.88 2.96 3.01	2.98 3.14 3.27 3.37	3.14 3.40 3.62 3.80	3.27 3.62 3.97 4.28	3.37 3.80 4.28 4.79	3.43 3.92 4.52 5.24	3.47 4.00 4.68 5.58	3.49 4.04 4.78 5.79
	90 95 100	2.72 2.73 2.74	3.04 3.06 3.07	3.43 3.47 3.49	3.92 4.00 4.04	4.52 4.68 4.78	5.24 5.58 5.79	5.99 6.67 7.16	6.67 7.83 8.84	7.16 8.84 10.59

10-1900	18

PERIOD CERTAIN ONLY

Years	Income	Years	Income	Years	Income

10	8.75	17	5.33	24	3.90
11	7.99	18	5.05	25	3.76
12	7.36	19	4.81	26	3.64
13	6.83	20	4.59	27	3.52
14	6.37	21	4.40	28	3.41
15	5.98	22	4.22	29	3.31
16	5.63	23	4.05	30	3.21

]

10-1900	19

Pacific Life Insurance Company ● [700 Newport Center Drive ● Newport Beach, CA 92660]

INDIVIDUAL LIMITED PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT WITH INDEX-LINKED OPTIONS

Investment Experience Reflected in Benefits - Variable Accumulation Before Annuity Date - Withdrawal Charges Waived in Specific Instances - Market Value Adjustment - Annuities Payable in Fixed Dollar Amounts - Death Benefit Amount Payable Before Annuity Date -

Non-Participating